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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                                (Amendment No. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              MAGMA POWER COMPANY
                           (Name of Subject Company)

                              MAGMA POWER COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   0005591941
                     (CUSIP number of Class of Securities)

                               JON R. PEELE, ESQ.
            Executive Vice President, Secretary and General Counsel
                              MAGMA POWER COMPANY
                        4365 EXECUTIVE DRIVE, SUITE 900
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 622-7800
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

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
             Michael J. Kennedy, Esq.                     David W. Heleniak, Esq.
               SHEARMAN & STERLING                          SHEARMAN & STERLING
              555 California Street                         599 Lexington Avenue
         San Francisco, California 94104                  New York, New York 10022
                  (415) 616-1100                               (212) 848-4000
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  This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated October 11, 1994, as amended (the "Schedule 14D-9"), filed by Magma Power Company, a Nevada corporation, relating to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated
October 6, 1994, as amended through the date hereof, of CE Acquisition Company, Inc., a Delaware corporation and a wholly owned subsidiary of California Energy Company, Inc., a Delaware corporation, to purchase 12,400,000 Shares at a price of $35 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 1994, as amended through the date hereof, and the related Letter of Transmittal and any supplement thereto. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   Item 8 is hereby amended and supplemented by adding thereto the following:

   On October 17, 1994, Magma filed an Amended Complaint for Declaratory and Injunctive Relief (the "Amended Complaint") against California Energy in the action pending in the United States District Court for the District of Nevada entitled Magma Power Co. v. California Energy Company, Inc., et. al., No.
         -----------------------------------------------------------
CV-N-94-00719-DWH. In addition to restating its request for declaratory relief regarding the validity of the Nevada Business Combination Statute and the propriety of its decision to adopt the Rights Plan and Bylaw Amendment, the Amended Complaint alleges that California Energy has violated the federal securities laws by making a host of false and misleading statements in connection with its tender offer and proxy solicitation. Magma further alleges that California Energy has violated the federal securities laws by failing to identify and provide necessary information concerning its co-bidders to acquire Magma. Magma seeks, among other relief, a preliminary and permanent injunction prohibiting California Energy and any and all persons acting on its behalf from proceeding further with the tender offer and proxy solicitation unless and until it provides full, forthright and corrective disclosures of all material facts and Magma's shareholders have had sufficient time and opportunity to digest such information.

   A copy of the Amended Complaint is filed as Exhibit 13 hereto and is incorporated herein by reference. The foregoing description of the Amended Complaint is qualified in its entirety by reference to the Amended Complaint.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Item 9 is hereby amended and supplemented by adding thereto the following:

  Exhibit 13 -- Amended Complaint.
  Exhibit 14 -- Press Release, dated October 17, 1994.
  Exhibit 15 -- Advertisement placed in The Wall Street Journal, dated October
                17, 1994.


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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          MAGMA POWER COMPANY

                                                    /s/ Jon R. Peele
                                          By:__________________________________
                                             Name: Jon R. Peele
                                             Title: Executive Vice President,
                                                   Secretary and General
                                                   Counsel

Dated: October 17, 1994


                                       3
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                               INDEX TO EXHIBITS

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
 EXHIBITS
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
 Exhibit 13 --Amended Complaint.
 Exhibit 14 --Press Release, dated October 17, 1994.
 Exhibit 15 --Advertisement placed in The Wall Street Journal, dated
              October 17, 1994.
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